PRIMERO TO RELEASE SECOND QUARTER 2012 RESULTS ON AUGUST 2, 2012

Toronto, Ontario, July 9, 2012 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) will release second quarter financial results before the market opens on Thursday, August 2, 2012.

A conference call will be held on Thursday, August 2, 2012 at 11:00 a.m. (EDT), to discuss these results. Participants may join the call by dialing North America toll free 1-866-200-6965 or 1-646-216-7221 for calls outside Canada and the U.S. and entering the participant passcode 55384468#.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here: http://event.onlineseminarsolutions.com/r.htm?e=494304&s=1&k=F56D3A21529FD00E9EDC93341CD B9430.

A recorded playback of the call will be available until Wednesday, October 31, 2012 by dialing North America toll free 1-866-206-0173 or 646-216-7204 for calls outside Canada and the U.S. and entering the call back passcode 274240#.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:
Tamara Brown VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com